Exhibit 99.35
Summary of Changes Included in Form SBSE-A Amendment
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Item 1.I – Chief Compliance Officer

Change #1:
Removed “Ana Fernandez Manrique” as Chief Compliance Officer.

Change #2:
Added “Rocio Perez Mies” as Chief Compliance Officer.

Schedule A – Principals

Change #3:
Updated the title of “Rocio Perez Mies” from “Head of Compliance” to “Head of Compliance & Non-Financial Risks,” effective September 2026.

Change #4:
Removed “Luisa Gomez Bravo” as a Principal and Chief Financial Officer.

Change #5:
Added “Gonzalo Rodriguez Rodriguez” as a Principal and Chief Financial Officer.

Change #6:
Removed “Nicolas Eugene Allano” as a Principal and Head of Global Equities.

Change #7:
Added “Marc Jacques Fauvain” as a Principal and Head of Global Equities.